SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

Portal Software, Inc.

(Name of Subject Company)

Portal Software, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par Value $0.001 Per Share

(Title of Class of Securities)

736126301

(CUSIP Number of Class of Securities)

Larry Berkovich

Senior Vice President, General Counsel and Secretary

Portal Software, Inc.

10200 South De Anza Boulevard

Cupertino, CA 95014

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With a copy to:

Michael S. Ringler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

One Market, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Transcript of Conference Call

BOB: Good morning and thank you all for holding. I’d like to remind all parties that they will be in a listen-only mode for today’s conference call. At this time, I’d like to turn the conference call over now to the Vice President of Corporate Communications, Mr. Bob Wynne. Sir, you may begin.

MR. BOB WYNNE: All right. Thank you very much, operator. Good morning and/or good afternoon, and welcome to today’s conference call to provide our customers and partners more information about yesterday’s announcement that Oracle is acquiring Portal Software, a leading global provider of billing and revenue management solutions for the communications and media industry. We expect the transaction to close in June 2006, subject to regulatory and other approvals. Until such time, each company will continue to operate independently.

We are joined today by Charles Phillips, President of Oracle; Dave Labuda, CEO of Portal Software; Bhaskar Gorti, SVP of Sales, Services, and Marketing for Portal. And before turning the call over to Charles, I’ve been asked to read the tender offer legend for the proposed transaction. It reads: “This presentation is for informational purposes only, and it’s not an offer to buy or the solicitation of an offer to sell any shares. The solicitation and the offer to buy Portal Software’s common stock will only be made pursuant to an offer to purchase any [phonetic] related materials that Oracle Corporation intends to file. Stockholders should read these materials carefully because they contain important information including the terms and conditions of the offer. Stockholders will be able to obtain the offer to purchase any related materials with respect to the tender offer free at the SEC’s website at www.sec.gov or from Oracle Corporation. And with that, I’d like to turn the call over to Charles.

MR. CHARLES PHILLIPS: Thanks, Bob. We are truly excited about this acquisition and what it means for you, our customers and partners. And I guess to sum that up, it’s the delivery of the first end-to-end package enterprise software suite for the communications and media industry.

The communications industry has been important to Oracle for long, long time if you think back. That’s where UNIX was created and first adopted. There are lots of data and lots of transactions in that industry, and usually when you have those two things, you’re going to see the Oracle database. So the telcos were early adopters of the Oracle database, and we’ve done well there over the years. We’re also the leading choice for ERP and middleware software in the communications industry. More recently, Siebel has become the CRM standard for large communication call centers, and now we’re evolving with Portal as the most modern billing and revenue management system for the telcos.

So as I mentioned earlier, we’ve been supplying the applications and infrastructure to the comms industry since the mid-1980s. Let me tick off a few of the metrics just so you can get a sense of the scale and breadth of what we have. So we supply technology and apps to about 90% of the industry today. Seventeen of the top 20 most profitable communications companies run our applications. All 15 of the top U.S. communications service providers run Oracle apps. Eight of the world’s top 10 mobile operators run our applications, and of course, Siebel’s telecom apps are used in all 10 of the top telco companies in the world.

Oracle Database 10g is the leading relational database management system used, and Oracle TimesTen is the most widely used In-Memory database in the communications industry. And Oracle Fusion Middleware is the fastest growing service delivery platform for next-generation networks. More news on that coming as well.

So I think it’s pretty clear that we are very committed to this industry, and we have been for a long time. We’ve been listening to our customers and they’ve told us that one of their top priorities is access to an off-the-shelf packaged applications suite for the industry. This is an industry that typically has built a lot of their applications or they’ve bought templates and customized it for many, many years to come. That’s very expensive, hard to change, lots of consulting involved – all the things that we all know about.

And this particular segment, billing and revenue management, is at the forefront of customer strategy and competitive differentiation. Within this industry, billing is the customer-facing applications. They’re very strategic applications. There’s a need for a global convergent platform that supports all business processes, services, and markets, and geographies as well. So this provides a catalyst for a lot of telcos to rethink their billing and revenue management platforms to get to something that’s product based rather than consulting based.

So Portal Software is in a strong position for the new world of triple play. You’ve probably heard that term if you’re on this call. That’s kind of the convergence of voice, data, and video. Everyone’s been talking about it and trying to figure out to position themselves in it. Introducing new services. Who knows how it all plays out, but we do know one thing. You can’t go into a new service if you don’t have a billing system. So Portal is the only billing platform with a modern object-oriented architecture built on Oracle that can bill for all classes of digital service, including wireline, wireless, broadband, voice-over-IP, IPTD, music and video.

The other exciting thing about this is this is not just for telcos, but satellite companies, of course; publishing and newspaper companies, their contents going to move online; media companies. They will all need real-time billing platforms to bill customers and each other as they share content. So as communications, publishing, media, and the entertainment converge online, Oracle can support companies with their proven offering for billing, customer interaction, and management of online content.

Also, there’s a good penetration into our install base by Portal. The deeper we go with these customers, the more strategic we become. Ninety-six percent of Portal’s customers are Oracle infrastructure software customers. Fifty-seven percent of Portal customers are also Oracle application customers. But going forward, the strategy is to maintain Portal Software as a dedicated business unit to deliver continuity and consistency, and get the focus that we look for.

Product availability and release plans are planned to continue. You’ll get more details on that shortly. Their products are complementary so there’s really little disruption or integration risk.

The existing Portal management team will lead the business unit, and will concentration on growing their billing and revenue management business for the combined companies. So that management team is Dave Labuda, who will be the CTO, and Bhaskar Gorti will be the General Manager of the Communications business unit. So if you’re a Portal customer, your investments in Portal just became more valuable. Portal’s products will become the billing and revenue management standard for the combined companies. Of course, we’ll deliver out-of-the-box integration with Oracle’s CRM and ERP applications.

The Portal products can leverage the Oracle technology platform, including 10g and TimesTen in memory database. And now it’s backed by a strong, single global vendor, and the biggest competitor that Portal faced was simply by ability questions [phonetic]. In fact, I had a CIO who was in town, happened to be in the Silicon Valley yesterday, who called me as soon as he heard the news. He was just about to make a decision to replace a particular billing platform. He had not considered Portal because of the viability issues, and he simply told me, “You fixed my biggest objection to Portal, with a single press release. And please have someone call me.” That’s the sort of activity that we’re expecting judging from the emails and phone calls that I’ve been getting since yesterday’s announcement. I expect that to continue.

The Portal partners benefit from Oracle’s worldwide resources, of course. Oracle expects no change to our partnerships with the network equipment providers. Oracle plans to continue to support our other billing ISPs [phonetic] as well. We’re committed to helping the other billing ISPs with the provision of Oracle’s infrastructure, and we’ll conduct these activities independently from the business unit led by Portal. And that’s kind of normal for our strategy, of course.

So with that introduction, I’d like to turn the call over to Dave Labuda to talk about Portal and its technology and the fit with Oracle.

MR. DAVE LABUDA: Thank you, Charles. Before I speak about our technology vision, I’d like to provide some background on Portal Software. Portal has been delivering innovative billing and revenue management solutions to many of the world’s leading communications providers for over a decade. Currently, Portal provides billing and revenue management applications to 21 of the world’s top 50 wireless companies, 29 of the world’s top 35 wireline companies, and 3 of the 5 largest ISPs globally. We support over 150 million live subscribers across 60 countries, and more than 50 different services all running on our leading-edge platform.

Over the past decade, Portal’s focused on helping communications and media providers monetize new and innovative services that meet the demands of a changing communications marketplace. Today we’re helping our customers succeed in an increasingly competitive world by speeding their time to market and increasing their profitability through new services and innovative business models.

The entire Portal management team is very excited about the prospects of becoming a part of Oracle. There are many reasons why the companies are complementary, and I’d like to highlight a few that demonstrate why we think this is a great combination.

First, Portal is an enterprise software company delivering end-to-end revenue management solutions through a single standardized product. This proven product approach recognizes the communication service providers share a set of common needs. Portal helps rapidly address these needs with a core product that drives down the total cost of ownership and increases the service provider’s ability to bring new profitable services to market very quickly.

We wanted to join force with a leader in the enterprise applications space who shared the same vision of delivering product-based solutions. In addition, Oracle brings a foundation of other mission-critical technologies to the communications industry, such as Siebel CRM, Oracle Financials, RAC, Oracle’s database 10g, TimesTen, and the Oracle Fusion Middleware.

Both of our companies also share a strategic focus on serving the communications industry, and have a history of providing solutions to the world’s top communications providers. As Oracle moves to build out its communications business, Portal is a natural fit because of our advanced technology and our industry knowledge.

Finally, Portal and Oracle are both Silicon Valley-based companies, and we already serve many of the same customers. We have very similar company cultures, including a strong focus on engineering. This provides a good foundation as the companies begin to plan for our integration.

Yesterday, we had an employee all-hands meeting to discuss Oracle’s purchase of Portal. Our employees overwhelmingly expressed that this will provide momentum for our business and tremendous value for our customers. This partnership will accelerate the growth of our business as we leverage Oracle’s size and reach. Our alignment with the global enterprise software leader will provide a great opportunity for us to continue to innovate, making us a stronger partner for our customers.

Portal employees will form a dedicated global business unit at Oracle to lead and grow billing and revenue management for the combined companies. This secures a strong future for our company and provides our employees with new opportunities to grow and have a broader impact.

Portal and Oracle plan to provide continuity in Portal’s roadmap and direction. Oracle plans to support and protect our customers’ investments in Portal’s applications. Our research and development investment will actually increase as it now has the backing of Oracle’s $1.7 billion R&D budget.

As I mentioned, Portal and Oracle share many customers and our product functionality is complementary. As we integrate, we plan to enable service providers to become more customer-centric, achieve IP service convergence, and rapidly deliver new, advanced services to the market.

As CTO of this new business unit, I’ll be driving our joint strategy and vision toward a fully-integrated application suite. I’ll also be spending more time interacting directly with our customers across all regions and markets to ensure continual alignment of our product strategy with your business goals.

I’d now like to introduce Bhaskar Gorti, who will be the General Manager of the new Communications business unit at Oracle.

MR. BHASKAR GORTI: Thanks, Dave. First, I will spend a few minutes describing how Oracle’s new Communications business unit will provide the industry with a unique and compelling customer-centric offering.

Billing and revenue management is rapidly moving to the forefront of our customers’ strategy and providing them a competitive differentiation. It is no longer a rigid, complex, back-office function. Revenue management is vital and a dynamic customer-facing enterprise business process. It is the mission-critical link between the products, services, their subscribers, and eventually their balance sheet. Revenue management delivers a comprehensive view of all the service providers’ revenues and the customers’ references, usage patterns, and transactions.

By optimizing billing and revenue management with a packaged software suite, communications providers can eliminate the excessive cost, time, and frustration associated with custom-built and legacy billing applications. Billing is one of the top three business systems for a communications and media company. The other two, being then network and CRM systems. Billing is a key component for a service providers’ business support infrastructure, and this business unit will act as a key driver of revenue for Oracle in the communications industry.

I’m convinced that upon close, Portal’s customers will recognize immediate benefits of the combination. Backed by Oracle’s global resources and geographic reach, Portal customers will receive a superior level of service throughout the alignment of Portal support teams with the Oracle 24x7 support organization. Powered by Oracle’s R&D investments in technology and infrastructure, Portal will be able to focus even more on delivering feature-rich solutions and evolving the core strength of our product. Supported by Oracle’s global education and consulting organizations, Portal customers will now have access to a great number of skill resources – the technology expertise – to meet our goal of superior customer satisfaction.

Finally, Oracle’s extensive sales and distribution presence will enable us to provide enhanced customer contact and service regions that were previously inaccessible to us. Our customers will now interact with a single vendor that can fulfill that end-to-end enterprise applications requirement.

As Dave mentioned, Portal’s customers include many of the world’s leading communications and media companies, such as Vodafone, France Telecomm, and Swisscom to name a few. For the past 24 hours I’ve had the opportunity to speak to most of our customers around the world. And I wanted to share some of their reactions to this announcement.

Our customers have expressed that they’re delighted to see Portal join forces with Oracle. Many of them already have a relationship with Oracle, and they see a benefit to working with one single vendor across an enterprise-integrated suite of CRM, ERP, and revenue management. Our customers have also shared that the combination of Oracle and Portal strengthens their technology decision and validates their investment in Portal applications.

One common question we have heard is how this will impact our existing partner relationships. I want to reiterate that we plan to continue our joint initiatives with our system integrators and technology partners. Both Oracle and Portal are committed to the success of integrating the two companies rapidly for our customers’ benefit.

There are five core initiatives that we will embark on immediately. Together with Oracle management, we will begin the planning process to integrate key business processes, technologies, organization, and support into the Oracle infrastructure. We will communicate frequently and extensively with our customers and partners to make sure that they remain informed of the key milestones throughout the planning and the integration process.

We will focus on retaining our people who provide key communications industry expertise to Oracle’s new business unit. We ensure to maintain a productive employee base to deliver the service and attention our customers demand. We will be focused on making sure our delivery commitments to ongoing projects, implementations, upgrades, and roadmaps are met in a timely and quality manner.

And finally, we will establish a roadmap on how we build, jointly sell and support our global customers to deliver on the vision of the industry’s first end-to-end packaged enterprise software for the communications and media industry.

This is an extremely exciting new chapter for our company, our employees, and our customers. We look forward to becoming part of the Oracle team and helping the communication providers revolutionize the way they do business.

MR. PHILLIPS: Thank you, Dave and Bhaskar. We think this combination will mean a lot for the industry. We’re pretty excited about it. This is certainly consistent with our strategy of adding more vertical expertise. And we’re really excited that you and your talented teams will be joining us, and together we will be number one in the applications and the communications industry.

So with that, I’ll turn it back over to Bob.

BOB: All right. Thank you, Charles. This concludes our call. Thank you very much for joining us today. More information can be found at oracle.com\portalsoftware. Thank you and have a great day.

Forward Looking Statement

Statements in this release regarding potential customer relationships, the possibility of contracted services from Portal, and future financial standings are forward looking statements. Such forward looking statements may not materialize and involve significant uncertainties and risks. These and other factors are described in detail in our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and our quarterly reports on Form 10-Q. All statements made in this press release are made only as of the date set forth at the beginning of this release. Portal undertakes no obligation to update the information in this release in the event facts or circumstances subsequently change.

Additional Information:

The tender offer described in this release for the outstanding shares of Portal Software, Inc. has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an Offer to Purchase and the related Letter of Transmittal. We urge investors and security holders to read the following documents, when they become available, regarding the tender offer and acquisition (described above), because they will contain important information:

•	Oracle Systems Corporation’s Tender Offer Statement on Schedule TO including the Offer to Purchase, Letter of Transmittal and Notice of Guaranteed Delivery

•	Portal Software’s Solicitation Recommendation Statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission when the tender offer commences. When these and other documents are filed with the SEC, they may be obtained free at the SEC’s web site at http://www.sec.gov. Free copies of each of these documents (when available) can also be obtained from the information agent for the offer, which will be announced.

Safe Harbor

This release contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. These forward looking statements include, among others, statements regarding the proposed tender offer price and our expectations concerning the benefits to our shareholders if the transaction is consummated. There is a risk that the transaction might not close and shareholders would not receive the expected benefits. The transaction is subject to certain regulatory approvals. Further, the tender offer is subject to certain conditions, including, among others, that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that our shareholders or a governmental or regulatory authority may institute legal proceedings against us that have a materially adverse effect on our business, or that our business is materially and adversely affected by other events, including industry and economic conditions outside of our control. If the transaction does not close, our stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer further delays in complying with our periodic reporting requirements. For additional risk factors, please see our Annual Report on Form 10-K for the fiscal year ended January 30, 2004, our subsequent quarterly reports on Form 10-Q, and our current reports filed on Form 8-K.